Lucent, Inc.

January 21, 2020

Jacqueline Kaufman

Staff Attorney

Ms. Jennifer Lopez-Molina

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Lucent, Inc.
Registration Statement on Form S-1
Filed October 2, 2019
File No. 333-232218

Dear Ms. Kaufman and Ms. Lopez-Molina:

Lucent, Inc. submits this letter to you in response to your letter of October 18, 2019, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 1 to Form S-1 filed October 2, 2019

Capitalization, page 3

1.Please revise to reflect pro forma stockholder’s equity assuming the minimum and maximum number of shares are sold.  In doing so, please address the following:

•Pro forma common stock should represent the par value of the outstanding shares assuming the minimum and maximum number of shares are sold net of the number of shares subject to redemption, which should be accounted for as temporary equity.

•Additional paid-in capital should be included assuming the minimum and maximum number of shares are sold net of the amount allocated to temporary equity and par value of common stock.

•Since you have no long-term debt obligations, capitalization should equal pro forma stockholders equity.

In addition, we understand that your officer and directors have paid the offering expenses and it appears that the payments should be recognized as contributions to capital.  Please tell us your consideration of including the offering expenses as an adjustment to pro forma additional paid-in capital assuming the minimum and maximum number of shares are sold.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the Capitalization Table to address all comments:

COMMENT:

Dilution, page 15

2.Please show us how you computed net book value and net book value per share after the offering assuming the maximum and minimum number of shares are sold. Please refer to the comment above regarding pro forma capitalization.

RESPONSE:

We acknowledge the Staff’s comment and I included in the paragraph below the narrative on how the dilution was calculated.  This narrative is also located in the first paragraph in the Dilution section.  Please advise if we need to include a description of the calculation anywhere else in the filing.

“Our net tangible book value per share before the offering is ($0.0015). Assuming all shares offered herein are sold, giving effect to the receipt of the maximum estimated proceeds of this offering $30,000 net of the amount subject to return to non-reconfirming* investors ($5,400), our net book value will be $17,079 or $0.0021 per share ($17,079 divided by the 8,000,000 shares then outstanding).”

COMMENT:

3.Please tell us why the cash contribution of officers and directors before and after the offering do not agree with the Statement of Stockholders’ Equity (Deficit) on page F-5.

RESPONSE:

We acknowledge the Staff’s comment and we fixed the error so the cash contribution does agree with the Statement of Stockholders’ Equity (Deficit).

COMMENT:

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

4.We note your response to comment9.  We also note that Mr. McCabe intends to devote only 10 hours a week of his time to planning and organizing activities of Lucent, Inc.  Please provide information regarding Mr. McCabe’s principal occupation and employment for the past 5 years, including the name and principal business of any corporation or other organization in which such occupations and employment are and were carried on.  Refer to Item 401€ of Registration S-K.  In addition, please elaborate on Mr. McCabe’s “minimal past experience with special purpose acquisitions companies.”  If Mr. McCabe has experience with blank check company or acquisition of acquisition candidates.

RESPONSE:

We acknowledge the Staff’s comment and we added Mr. McCabe’s occupation for the past five years.  In addition, we corrected a typographical error to state that Mr. McCabe has no past experience with special purpose acquisition companies.

COMMENT:

5.We note that you have revised your disclosure to state that “Mr. McCrimmon has specific experience, qualifications, attributes, or skills to perform as a director neither of a blank check company nor in the acquisition of acquisition candidates.”  Please revise to clarify the aforementioned statement so that it is internally consistent, and provide more information on Mr. McCrimmon’s specific experience, qualifications, attributes, or shills with any blank check company or in the acquisition of acquisition candidates.

RESPONSE:

We acknowledge the Staff’s comment and we have corrected the typographical error to state that “Mr. McCrimmon does not have any specific experience, qualifications, attributes, or skills to perform as a director neither of a blank check company nor in the acquisition of acquisition candidates.”

COMMENT:

Financial Statements and Exhibits, page F-1

6.Please update your financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Management Discussion and Analysis section, accordingly.

RESPONSE:

We acknowledge the Staff’s comment and we updated our financial statements as required by Rule 8-08 of Regulation S-X and updated the related information in the filing, such as the Management Discussion and Analysis section.

Furthermore, the Company acknowledges that;

•should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.